

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2015

Mattress Firm Holding Corp.
Alex Weiss
Chief Financial Officer
5815 Gulf Freeway
Houston, Texas 77023

  Re: Mattress Firm Holding Corp.
    Form 10-K for the Fiscal Year Ended February 3, 2015
    Filed April 3, 2015
    File No. 1-35354

Dear Mr. Weiss:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jennifer Thompson

            Jennifer Thompson
            Accounting Branch Chief
            Office of Consumer Products